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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                 AQUAGENIX, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   03838 R 102
                                 (CUSIP Number)

                                 February, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Page 1 of  5 Pages




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                                         SCHEDULE 13G

CUSIP NO. 03838R102                                            PAGE 2 OF 5 PAGES


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Nicolas Berggruen

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [ ]
                                            b.  [ ]

3       SEC Use Only

4       Citizenship or Place of Organization

                      5      Sole Voting Power
  Number of                       537,241
   Shares
 Beneficially         6      Shared Voting Power
  Owned By                        -0-
    Each
  Reporting           7      Sole Dispositive Power
   Person                         537,241
    With
                      8      Shared Dispositive Power
                                  -0-

9       Aggregate Amount Beneficially Owned by Each Reporting Person
                                  537,241

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares*                                    [ ]

11      Percent of Class Represented By Amount in Row 9

               11.6%

12      Type of Reporting Person*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                               PAGE 3 OF 5 PAGES

ITEM 1.

    The name of the Issuer is Aquagenix, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 6500 Northwest 15th Avenue, Fort Lauderdale, Florida 33309.

ITEM 2.

    The name of the reporting person is Nicolas Berggruen (the "Reporting Person"). The Reporting Person is the Chief Executive Officer, President and sole shareholder and director of Alpha Investment Management, Inc., a Delaware corporation ("Alpha") which is registered as an Investment Adviser under the Investment Advisers Act of 1940. The Reporting Person acts as an investment adviser to Alexander Enterprise Holding Corp. ("Alexander"), a British Virgin Islands corporation. Alpha acts as an investment adviser to Alpha Atlas Holdings, LDC ("Alpha Atlas"), a Cayman Islands limited duration company. The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The Reporting Person is a citizen of the United States. This Statement on
Schedule 13G (the "Schedule 13G") relates to shares of the Common Stock, par value $.01 per share of the Issuer (the "Common Stock"). The CUSIP Number of the Common Stock is 03838 R 102.

    The filing of the Schedule 13G by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) of the Act, the beneficial owner of any securities covered by the
Schedule 13G and the Reporting Person hereby disclaims such beneficial ownership.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 'SS' 240.13d-1(b) OR 'SS' 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

    (e) [ ] An investment adviser in accordance with 'SS'
240.13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with 'SS' 240.13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with 'SS' 240.13d-1(b)(ii)(G);

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [ ] Group, in accordance with 'SS' 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to 'SS' 240.13d-1(c), check this box. [X]

ITEM 4.   OWNERSHIP




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                                                               PAGE 4 OF 5 PAGES

    (a) Of the 537,241 shares of Common Stock deemed beneficially held by the Reporting Person, 404,741 shares of Common Stock are held by Alexander and 132,500 shares of Common Stock are held by Alpha Atlas. Of the shares of Common Stock held by Alexander, 60,000 are warrants to purchase one share of Common Stock at an exercise price of $5.79 per share, exercisable until October 27, 1999, and 50,000 are warrants to purchase one share of Common Stock at an exercise price of $8.00 per share, exercisable until October 27, 1999.

    (b) The 537,241 deemed beneficially owned by the Reporting Person constitute approximately 11.6% of the issued and outstanding shares of Common Stock.

    (c) The Reporting Person has sole voting and dispositive power over 643,241 shares of Common Stock.

    Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

    If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               N/A

ITEM 10.  CERTIFICATIONS

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                                               PAGE 5 OF 5 PAGES

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               3/2/98
                                                       -------------------------
                                                                Date

                                                       /s/Nicolas Berggruen
                                                       -------------------------
                                                          Nicolas Berggruen


                          STATEMENT OF DIFFERENCES
                          ------------------------

The section symbol shall be expressed as..............................  'SS'